Exhibit 99.25

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This code of conduct (“Code”) applies to everyone at Lithium Americas Corp. ( “LAC”), including consultants, employees, officers and board members regardless of their position at LAC, at all times and everywhere we do business. References in this Code to the “Company” means LAC and all of its subsidiaries, wholly and partially owned.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which everyone at the Company is expected to comply.

We require the highest standards of professional and ethical conduct from our employees, officers and directors and our consultants who work regularly from the Company’s offices (hereinafter referred to as “consultants”). Our reputation for honesty and integrity is important for the success of our business. No one at the Company will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We aim for our business practices to be compatible with, and sensitive to, the economic and social priorities of each location in which we operate. Although customs vary from country to country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

In addition to following this Code, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and any applicable laws. This Code is not a complete code of conduct. It sets forth general principles and does not supersede the specific policies and procedures that are in effect, such as the Company’s Disclosure Policy, Securities Trading Policy or other policies that are in effect from time to time.

This Code will be reviewed periodically by management or the board of directors of the Company (the “Board of Directors”) and supplemented as required from time to time.

GUIDING PRINCIPLES

We expect our employees, officers, directors and consultants to:

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Comply with applicable laws.
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Act honestly and ethically.
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Use your best judgement, or seek advice from management or externally if you are uncertain on how to proceed.
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Act with integrity and treat people with respect.
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Promote diversity and inclusion within our workplaces, and not engage in bullying, harassment or discrimination of any kind.
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Avoid conflicts of interest and not use Company opportunities for personal gain.
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Keep information confidential.
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Comply with environmental and safety requirements.
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Protect Company assets and use them efficiently.
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Report unethical or illegal behaviour, and concerns about our business or financial disclosure.

Individuals who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

SPECIFICS OF THE CODE

1.
Compliance with Laws, Rules and Regulations

We have a responsibility to monitor all legal boundaries and to comply with all applicable laws and regulations in all of our activities worldwide. Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is important for our Company’s reputation and continued success. We must respect and obey the laws of the cities, states and countries in which we operate and avoid even the appearance of impropriety.

2.
Diversity

We recognize the benefits of having a diverse and inclusive workforce. This provides the Company with a multitude of perspectives, skillsets, talents and knowledge to draw from. As a result, we give due consideration to diversity in all aspects of employing and engaging employees, officers, directors and consultants and are committed to providing equal opportunity in all aspects of employment. We will treat all employees, officers, directors and consultants with equality and respect during their time with the Company, without regard to their religion, race, skin colour, gender, gender identity or expression, sexual orientation, gender identity, gender expression, family or marital status, political beliefs, ethnicity, nationality, physical or mental disability, age or any other protected grounds (collectively, “Protected Grounds”), in all employment matters including selection, recruitment, hiring, promotion, compensation, termination, training and development, subject to bona fide occupational requirements.

3.
Respectful Workplace – Discrimination, Bullying and Harassment are Prohibited

We strive to provide a respectful workplace. Every employee, officer, director and consultant must comply with the Company’s Respectful Workplace Policy, which requires that everyone treat all other employees, officers, directors and consultants of the Company in a fair and non-discriminatory manner in all Company-related dealings. You must not subject another officer, director, employee or consultant to:

a)
discrimination based on any Protected Grounds;
b)
harassment or bullying of any kind, including conduct or comments that are inappropriate or could cause humiliation or intimidation, including verbal abuse, insults, calling someone derogatory names, aggressive gesturing and spreading malicious rumours; or
c)
sexual harassment, including requests for sexual favours, unwelcome physical contact, unwelcome sexual advances, remarks, questions, jokes, innuendos or threats of a sexual nature, leering, staring, making sexual gestures, and offensive graffiti, drawings and sayings.

If you have experienced or witnessed an incident involving what you believe to be discrimination based on any Protected Grounds, harassment, bullying or sexual harassment, we ask that you report it as soon as possible. Reporting can be done through the whistleblower line as per the Company’s Whistleblower Policy, or to your immediate supervisor, the VP of Human Resources, Director, Legal Affairs of the Company and the CFO (unless any of them were involved in the incident, and then please report it only to those persons previously listed who were not involved). Any report of alleged discrimination, harassment, sexual harassment or bullying will be fully investigated and documented, and the Company will take appropriate action. The identity of those involved will be kept confidential and will not be revealed by the Company’s management without the permission of those who were the target of or who witnessed the incident, and only then if the Company determines there is a bona fide business or other purpose for doing so.

4.
Health, Safety and Well-Being

We are all responsible for maintaining a safe workplace by following health and safety rules, policies and practices. This extends not only to physical health but also to mental health and well-being. The Company is committed to providing a safe and healthy workplace and working environment for its employees, officers, directors and consultants. This includes keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. In order to protect the health and safety of all employees, officers and consultants, employees, officers and consultants must report to work free from the influence of alcohol, illegal drugs, cannabis or any other substance that could prevent you from conducting work activities safely and effectively. All employees, officers, directors and consultants on Company property or while carrying out duties on the Company’s behalf, are prohibited from possessing or using weapons or firearms unless required to do so pursuant to your job description and responsibilities.

5.
Environment and Corporate Social Responsibility

The Company aims to minimize the environmental impacts of its operations to the extent possible. The Company’s policy is to comply with all applicable environmental laws and regulations within all jurisdictions in which it operates. If any employee, officer, director or consultant has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, the individual should immediately discuss the matter with their supervisor or with a member of the Company’s senior management.

Respectfully engaging with local communities and local Indigenous groups in the areas surrounding our projects is important to the Company. We strive to proactively work with local communities and local Indigenous groups to build and maintain collaborative relationships throughout the lifecycle of the Company’s projects.

6.
Confidentiality

Directors, officers, employees and consultants of the Company must preserve and protect the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is expressly authorized or legally mandated.

The obligation to preserve the Company’s confidential information continues even after you leave the Company. The Company’s Disclosure Policy sets forth certain specific obligations in respect of confidentiality.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

Nothing contained in this Code shall limit the ability of directors, officers, employees and consultants of the Company to file a charge or complaint with a relevant governmental agency and communicate with such agency or otherwise participate in any investigation or proceeding that may be conducted by any such agency, including by providing documents or other information in connection therewith, without notice to the Company.

7.
Conflicts of Interest

Directors, officers, employees and consultants should avoid situations where their personal interests could conflict with, or appear to conflict with the interests of the Company and its stakeholders, or where their personal interests have an effect on their ability to act in the best interests of the Company. This is commonly known as a “conflict of interest”.

A conflict of interest could arise where:

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an individual takes action for their direct or indirect benefit or the direct or indirect benefit of a third party that is inconsistent with the interests of the Company; or
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an individual, or a member of their family, receives improper personal benefits or preferential treatment as a result of the individual’s position in the Company.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors. Where a conflict involves a Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), the Board member involved will be required to disclose their interest to the Board and refrain from voting on or consenting to Board resolutions considering such contract or transaction in accordance with applicable law.

It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest should be reported immediately to a member of senior management who is independent of the potential conflict and who will assess the issue with the advice of legal counsel. For unresolved potential conflicts involving any employee, officer, director or consultant, the issue should be referred to the Board of Directors (with assistance from legal counsel as necessary).

Working Relationships

Employees, officers, directors and consultants of the Company and individuals who are direct relatives or who permanently reside together may not be employed on a permanent or contract basis, or hold office if:

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a reporting relationship exists whereby an employee, officer or director has influence, input or decision-making power over the relative or cohabitant’s performance evaluation, salary, conditions of work or similar matters; and
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the working relationship provides the individuals with an opportunity for collusion that could have a detrimental effect on the Company’s interests.

This restriction may be waived if the Governance, Nomination, Compensation and Leadership Committee, or any successor or equivalent committee thereto, is satisfied that sufficient safeguards are in place to ensure that the interests of the Company are not compromised.

8.
Corporate Opportunities

Directors, officers, employees and consultants owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises and are prohibited from taking, for themselves personally, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain, except where the Board, after receiving the necessary information concerning such opportunity and receiving the advice of legal counsel, has elected not to avail itself of the opportunity in compliance with applicable corporate law. Any director interested in a corporate opportunity under consideration by the Board shall refrain from voting on or consenting to Board resolutions considering such opportunity.

If an employee, officer, director or consultant has any doubt as to the whether any activity they are contemplating violates this requirement, they must refer the issue to a member of senior management who is independent of the potential conflict and who will assess the issue with the advice of legal counsel.

9.
Protection and Proper Use of Company Assets

We should all endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported to an individual’s supervisor or to a member of senior management for investigation. Company assets, such as funds, products, computers and equipment, may only be used for legitimate business purposes or other purposes approved by management. Company assets must never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, business and marketing plans, engineering and technical processes, and employee information. The obligation to preserve proprietary information continues even after you leave the Company.

10.
Fair Dealing, and Dealings with Suppliers and Contractors

We should all endeavor to deal fairly with the Company’s customers, suppliers, competitors and the other employees, officers, directors and consultants of the Company. No one at the Company should take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair dealing or practice.

Suppliers of goods and services who are seeking to do business with the Company, or continue to do business with the Company, should understand that all purchases will be made based exclusively on competitive considerations, such as price, quality, service, suitability to the Company’s needs, along with ethical standards concerning labour, health and safety, environment and sustainability. Supplier selection should never be based on the personal interests of any employee, officer, director or consultant of the Company or of any employee’s, officer’s, director’s or consultant’s family or friends.

11.
Insider Trading

Insider trading is unethical and illegal. We are not allowed to trade in securities of any company while in possession of material non-public information regarding that company. This includes LAC or any other third party company. It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Company’s Securities Trading Policy sets out your obligations in respect of trading in securities issued by LAC.

12.
Financial and Business Disclosure and Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions and to meet our reporting obligations to our stakeholders. This includes both the Company’s financial reporting and ongoing disclosure requirements under applicable securities and stock exchange requirements. The Company’s accounting and other records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others. Full, fair, accurate, timely and understandable disclosure in the reports and other documents that we file with, or submit to, securities regulators and stock exchanges and in our other public communications is critical for us to maintain our good reputation, to comply with our obligations under securities laws and to meet the expectations of our shareholders and other members of the investment community. In preparing such reports, documents and other public communications, the following guidelines should be adhered to:

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all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;
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all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;
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all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;
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no accounting records should contain any false or intentionally misleading entries;
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no transactions should be intentionally misclassified as to accounts, departments or accounting periods;
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all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;
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no information should be concealed from internal auditors or independent auditors; and
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compliance with the Company’s system of internal controls is required at all times.

If any employee, officer, director or consultant of the Company has concerns or complaints regarding accounting or auditing issues, he or she is encouraged to submit those concerns to a member of the Audit Committee of the Board or to report it through our whistleblower reporting hotline. See our Whistleblower Policy for information on how to report using this process.

Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or interoffice memos.

Records should be retained and destroyed in accordance with any records retention policy of the Company in effect from time to time.

13.
Use of Company Systems, Email and Internet Services

Company systems, email, messaging apps and internet services are provided for Company business purposes and should be used in accordance with the Company’s Information Technology and Cybersecurity Policy. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose.

Your messages (including voice mail) and computer information are considered the property of the Company. You should not have any expectation of privacy when using Company devices or systems. Unless prohibited by law, the Company reserves the right to access and disclose information on any Company device or system as necessary for business purposes.

Use good judgment, and do not access, send messages, post on social media or publicly on the internet, or store any information that you would not want to be seen or heard by other individuals. You should not access, send or download any information that could be illegal, insulting or offensive to another person, such as sexually explicit messages, ethnic or racial slurs, or messages that could be viewed as harassment.

You should not share usernames and passwords or other authentication information with anyone, including co-workers, except as authorized or for business continuity purposes. Do not leave login information where others could easily find or access it.

Violation of these policies may result in disciplinary actions up to and including discharge from the Company.

14.
Social Media

Employees, officers, directors and consultants should exercise judgement and care when posting on social media sites, as the lines between professional and personal content and between public and private content are often blurred. Employees, officers, directors and consultants should follow the same behavioural standards online that they would while engaging in other professional interactions. Ultimately each person is solely responsible for what they post online. Before creating online content, use common sense and consider the risks and rewards of what you are posting or responding to.

Employees, officers, directors and consultants must not use social media to harass, bully or intimidate other employees, officers, directors or consultants, or third parties. The Company’s policies prohibiting harassment, bullying and other inappropriate content also apply to an employee’s, officer’s, director’s or consultant’s online activities.

Employees, officers, directors and consultants should also not respond to any person posting negative reviews or comments about the Company online. Please let your immediate supervisor know if you become aware of any negative content about the Company or any of its subsidiaries or joint venture operations. Your supervisor will alert senior management at the Company who will determine how to respond to the negative feedback.

15.
Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when such courtesies compromise, or appear to compromise, our ability to make objective and fair business decisions. The same rules apply to employees, officers, directors and consultants offering gifts and entertainment to our business associates.

Offering or receiving any gift, gratuity or entertainment that influences, or might be perceived to unfairly influence a business relationship, should be avoided.

The value of any gifts you accept should be nominal, both with respect to frequency and amount. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, consult your supervisor or a member of senior management and ask yourself whether or not the gift or item is legal, business related, moderate and reasonable, whether or not public disclosure that such a gift was made would embarrass the Company, and whether or not there is any pressure to reciprocate or grant special favors.

16.
Payments to Domestic and Foreign Officials and Money Laundering

Directors, officers, employees and consultants of the Company must comply with all applicable laws prohibiting improper payments to domestic and foreign officials, including the Corruption of Foreign Public Officials Act (Canada) (the “Act”) and the Foreign Corrupt Practices Act of 1977 (United States) (collectively, the “Acts”), and similar legislation, rules or requirements in other jurisdictions where the Company does business.

The Acts make it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a public official. Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as persons employed by board, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office.

Although “facilitated payments” or certain other transactions may be exempted or not illegal under applicable law, the Company’s policy is to avoid them. If any employee, officer, director or consultant has any questions about the application of this policy to a particular situation, please report to the Chair of the Board, the Corporate Secretary or such other senior officer as may be designated by the Company from time to time who, with the advice of counsel as necessary, will determine acceptability from both a legal and a corporate policy point of view, and any appropriate accounting treatment and disclosures which are applicable to the particular situation.

The Company prohibits money laundering of any form in connection with its business. Money laundering is the concealment of an illegal source of income, or the disguise of illegal income to make it appear legitimate.

A violation of either of the Acts is a criminal offence, subjecting the Company to substantial fines and penalties and any officer, director, employee or consultant acting on behalf of the Company to imprisonment and fines. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

17.
Reporting Illegal or Unethical behavior

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees, officers, directors and consultants are encouraged to report violations of laws, rules, regulations or this Code to their supervisor or member of senior management, or per the Whistleblower Policy. We prohibit retaliatory action against any person who, in good faith, reports a possible violation; however, it is unacceptable to file a report knowing it to be false.

COMPLIANCE PROCEDURES

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances or if you have any questions concerning your obligations under this Code, we encourage you to use your best judgement and common sense, and to contact your supervisor or a member of senior management for guidance if you are uncertain about how to proceed. Senior management or directors are encouraged to consult with the Chair of the Audit Committee and Risk, the Chair of the Governance, Nomination, Compensation and Leadership Committee, the Director, Legal Affairs, or such other senior officer of LAC as may be designated from time to time.

If you fail to comply with this Code or applicable laws, rules or regulations you will be subject to disciplinary measures, up to and including discharge from the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for you, your supervisors and/or the Company.

AMENDMENT, MODIFICATION AND WAIVERS TO THE CODE

The Code may be replaced, amended or modified by the LAC Board of Directors or a vote of the independent directors of the Board of LAC, subject to disclosure and other provisions of applicable securities legislation and stock exchange requirements.

Effective date:	March 31, 2023

Approved by:	Board of Directors of LAC
Governance, Nomination, Compensation and Leadership Committee of LAC